ENVIRO FUELS MANUFACTURING, INC.

2770 University Drive

Coral Springs, Florida 33065

March 22, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Staff Attorney

Re:	Enviro Fuels Manufacturing, Inc.
Request to Withdraw Registration Statement on Form 10-12G
SEC File No. 000-54595

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Enviro Fuels Manufacturing, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G (File No. 000-54595), bearing the above registration number, filed on January 30, 2012, together with all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the class of securities described therein at this time.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.  No securities were offered or sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 2770 University Drive, Coral Springs, Florida 33065. If you have any questions related to this request the undersigned can be reached at (954) 753-2270.

Respectfully,

/s/ Larry Hunt

Larry Hunt, President